

September 7, 2012

Via E-mail
Peter Coker
President
Troy, Inc.
100 Europa Drive
Suite 455
Chapel Hill, NC 27517

      Re: Troy, Inc.
            Amendment No. 1 to Form 10
            Filed August 29, 2012
            File No. 000-54763

Dear Mr. Coker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Directors and Executive Officers, page 12

1.   We note your response to comment 2 from our letter dated August 8, 2012 and the revised text. However, your response does not address all of the information requested. Accordingly, our comment is reissued in part. Please clarify whether each registrant disclosed in response to our comment is timely and was current in its Exchange Act reporting obligation, including its periodic reports. Also, please clarify the nature and dollar amount of any consideration received by Mr. Coker, and the amount of his retained equity interest, immediately following the initial business combination.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Please contact Jay Williamson at (202) 551-3393 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Greg Jaclin
        Anslow & Jaclin, LLP